Exhibit 16.1

October 4, 2024

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 30, 2024, to be filed by our former client, Eightco Holdings Inc. (the “Company”). We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(iv) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with the statements in the last two paragraphs.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP
Blue Bell, Pennsylvania